UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 1, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1570482
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 301, Series 302, Series 303, Series 304, Series 305, Series 306, Series 307, Series 308, Series 310, Series 311, Series 312, Series 313, Series 314, Series 317, Series 321, Series 324, Series 328, Series 331, Series 333, Series 335, Series 341, Series 342, Series 347, Series 364, Series 378, Series 379, Series 382, Series 394, Series 397, Series 399, Series 402, Series 406, Series 408, Series 409, Series 410, Series 461, Series 495, Series 499, Series 504, Series 505, Series 509, Series 514, Series 515, Series 528

(Securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On September 1, 2026, Nigel Glenday resigned as Chief Executive Officer, Chief Financial Officer and a manager of the Company, and he also resigned from all other officer, manager and director positions held with other affiliates of Masterworks, effective as of 11:59 p.m. Eastern time on that date (the “Transition Date”). Mr. Glenday’s resignation was not the result of any disagreement with the Company, Masterworks, or their respective affiliates on any matter relating to the Company’s operations, policies, or practices.

Effective simultaneously with, and so as to avoid any vacancy resulting from, Mr. Glenday’s resignation, Scott Lynn was appointed to fill all roles vacated by Mr. Glenday, including serving as Chief Executive Officer, Chief Financial Officer, and as a manager of the Company. Mr. Lynn is the founder and Chief Executive Officer of Masterworks, LLC, the parent company that owns the Masterworks investment platform. There is no arrangement or understanding between Mr. Lynn and any other person pursuant to which Mr. Lynn was appointed to these positions, other than as described in this Item 7.

Following the Transition Date, it is expected that Mr. Glenday will continue to serve as a senior adviser to Masterworks, LLC and its affiliates.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 2, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: September 1, 2026